T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2010 RESULTS
Assets Under Management at September 30 Reach $439.7 Billion
BALTIMORE (October 22, 2010) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter 2010 results, including net revenues of $586.1 million, net income of $169.1 million, and diluted earnings per common share of $.64, an increase of 28% from the $.50 per share in the comparable 2009 quarter. Net revenues were $498.1 million in the third quarter of 2009, and net income was $132.9 million.
Investment advisory revenues increased 20%, or $85.2 million from the comparable 2009 quarter. Assets under management increased $48.6 billion from $391.1 billion at June 30, 2010, to $439.7 billion at September 30, including $258.7 billion in the T. Rowe Price mutual funds distributed in the United States and $181.0 billion in other managed investment portfolios. Net cash inflows from investors totaled $8.0 billion and market appreciation and income added $40.6 billion to assets under management during the quarter.
Results for the first nine months of 2010 include net revenues of $1.7 billion, net income of $480.6 million, and diluted earnings per common share of $1.81, up 69% from the $1.07 per share in the comparable 2009 period. Assets under management increased $48.4 billion, or 12% from the end of 2009. Year-to-date, net cash inflows from investors totaled $23.4 billion and market appreciation and income added $25.0 billion to assets under management.
Financial Highlights
Relative to the 2009 quarter, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. increased 19%, or $54.8 million, to $344.2 million in the third quarter of 2010. Average mutual fund assets under management were $245.9 billion in the 2010 quarter, an increase of 20% from the average for the comparable 2009 quarter. Mutual fund assets at September 30, 2010 were $258.7 billion, an increase of $25.2 billion, or 11% from the end of June 2010.
Net inflows to the sponsored mutual funds were $1.1 billion during the third quarter of 2010. Fund net inflows are presented net of $1.0 billion of assets transferred to the target-date retirement trusts from the target-date retirement funds during the quarter. Net inflows of $1.8 billion added to the bond funds were offset by net outflows of $.6 billion from the stock and blended asset funds and $.1 billion from the money market funds. Market appreciation and income increased mutual fund assets under management by $24.1 billion during the third quarter of 2010.
Investment advisory revenues earned on the other investment portfolios that the firm manages increased $30.4 million, or 24%, from the third quarter of 2009, to $158.3 million. Average assets in these portfolios were $170.2 billion during the third quarter of 2010, an increase of $33.3 billion, or 24%, from the 2009 quarter. Ending assets at September 30, 2010 were $181.0 billion, up $23.4 billion from the end of June 2010. Net inflows of $6.9 billion, in the 2010 quarter, were sourced primarily from institutional investors in and outside the U.S. and third party financial intermediaries. These inflows included $1.0 billion of assets transferred from the target-date retirement funds into target-date retirement trusts. Market appreciation and income increased assets under management in these portfolios by $16.5 billion. Investors domiciled outside the United States account for more than 12% of the firm’s assets under management at September 30, 2010.
The target-date retirement investment portfolios continue to be a good source of assets under management. During the third quarter of 2010, net inflows of $2.3 billion originated in these portfolios. Assets in the target-date retirement portfolios were $53.5 billion at September 30, 2010, accounting for 12% of the firm’s assets under management and 19% of its mutual fund assets.
Operating expenses were $324.2 million in the third quarter of 2010, up $33.4 million from the 2009 quarter. Compensation and related costs increased $17.9 million, or 9%, from the comparable 2009 quarter, due primarily to a higher accrual for the annual variable compensation program, an increase in temporary employment costs and salaries. Salaries have risen due to an increase in average staff size of nearly 2.5% from the 2009 quarter, and a modest increase in associates’ base salaries at the beginning of the year. At September 30, 2010, we employed 4,975 associates, up 3.6% from the 4,802 associates employed at the end of 2009.
Advertising and promotion expenditures were up $5.6 million, or 43%, compared to the third quarter of 2009 in response to investor interest in recovering markets. The firm currently expects that its advertising and promotion expenditures for the fourth quarter of 2010 will be up about $5.0 million from the comparable 2009 quarter. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.
Other operating expenses increased $8.1 million, or 21%, from the third quarter of 2009, including an increase of $2.0 million in distribution and service expenses recognized on higher average assets under management in our Advisor and R classes of mutual fund shares that are sourced from financial intermediaries. These costs are offset by an equal increase in our administrative revenues recognized from the 12b-1 fees. Consulting fees, travel costs, other professional fees and other operating costs have all risen from the third quarter of 2009 to meet increasing business demands.
The third quarter 2010 provision for income taxes as a percentage of pretax income is 37.6%, down from our estimate for the full year 2010 of 38.0% due to certain discrete period adjustments made to prior years’ tax accruals.

The Company decided in the fourth quarter 2010 that it will make a capital contribution to certain of its sponsored money market mutual funds. The Company is making this contribution to offset the cumulative net losses realized by those funds in recent years in order to allay any fund shareholder concerns that might arise as a result of new SEC disclosure rules. This fourth quarter contribution to the funds will result in a one-time pre-tax charge of approximately $17 million. The Company’s sponsored money market mutual funds have net assets totaling approximately $28 billion at September 30, 2010.
Management Commentary
James A.C. Kennedy, the company’s chief executive officer and president, commented: “The firm’s investment advisory results relative to our peers remain strong, with 89% of the T. Rowe Price funds across their share classes outperforming their comparable Lipper averages on a total return basis for the 5-year period ended September 30, 2010, 86% outperforming for the three-year period, 78% outperforming for the 10-year period, and 71% outperforming for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 76% of our rated funds’ assets under management.
“Our third quarter financial performance was achieved during a volatile period in which markets moved higher in July, fell back in August, and then rebounded in September. Assets under management at the firm hit a record level at the end of the quarter, as did the quarter’s average assets under management. With the tailwind of market gains and net new client inflows, our net revenues, net income, and earnings have largely recovered from the crisis, although they still remain slightly below their peak in the fourth quarter of 2007.
“Our strong capital position enables us to weather volatile markets while continuing to take advantage of opportunities that will better position us and our clients for the future. We remain debt-free with substantial liquidity, including cash and mutual fund investment holdings of $1.5 billion. Through September 30, we have expended $240 million to repurchase 5.0 million shares of our common stock. Based on current strategic projects and plans, the company’s capital expenditures for all of 2010 are estimated to be about $130 million, including $101 million invested in facilities and technology equipment in the first three quarters of the year. These cash expenditures are funded from our available liquid resources.
Market Commentary
“Despite the ebbs and flows of the market and the uneven pace of recovery, market fundamentals are generally positive and slowly improving. Equity valuations are reasonable, corporate balance sheets are healthy, and corporate earnings growth should continue to improve. Although many investors remain cautious, taking the long-term view we are reasonably optimistic that the next decade will be a more rewarding period for investors than the decade past.”
Closing Comment
In closing, Mr. Kennedy said, “While markets are a key driver of our short-term financial results, the key to the long-term success for the company is our level of performance and service for our growing number of clients around the world. We remain encouraged by the confidence they continue to place in us, as evidenced by investor demand across distribution channels that resulted in record cash flows for a third quarter. With the depth and breadth of our talent pool and their enduring focus on our clients, the long-term outlook for T. Rowe Price remains strong.”
Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2010 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at September 30, 2010.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels and expense savings, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2009 Form 10-K report.
Founded in 1937, Baltimore-based T. Rowe Price (www.troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2009	9/30/2010	9/30/2009	9/30/2010
Revenues
Investment advisory fees	$417.3	$502.5	$1,084.4	$1,466.3
Administrative fees	80.0	82.9	238.7	251.2
Investment income of savings bank subsidiary	1.8	1.6	5.2	4.9

Total revenues	499.1	587.0	1,328.3	1,722.4
Interest expense on savings bank deposits	1.0	0.9	3.5	2.7

Net revenues	498.1	586.1	1,324.8	1,719.7

Operating expenses
Compensation and related costs	196.3	214.2	571.4	637.0
Advertising and promotion	13.0	18.6	49.4	62.2
Depreciation and amortization of property and equipment	16.4	15.9	49.7	46.8
Occupancy and facility costs	26.0	28.3	75.8	79.8
Other operating expenses	39.1	47.2	106.7	140.2

Total operating expenses	290.8	324.2	853.0	966.0

Net operating income	207.3	261.9	471.8	753.7
Non-operating investment income (loss)	5.2	8.9	(22.9)	18.1

Income before income taxes	212.5	270.8	448.9	771.8
Provision for income taxes	79.6	101.7	167.8	291.2

Net income	$132.9	$169.1	$281.1	$480.6

Earnings per share on common stock
Basic	$.52	$.66	$1.10	$1.86

Diluted	$.50	$.64	$1.07	$1.81

Net income allocated to common stockholders
Net income	$132.9	$169.1	$281.1	$480.6
Net income allocated to outstanding restricted stock and stock unit holders	(0.5)	(0.7)	(1.0)	(2.0)

Net income allocated to common stockholders	$132.4	$168.4	$280.1	$478.6

Weighted average common shares
Outstanding	256.1	255.5	255.5	257.3

Outstanding assuming dilution	263.6	261.8	261.3	264.6

Dividends declared per share	$.25	$.27	$.75	$.81

	Three months ended		Nine months ended
	9/30/2009	9/30/2010	9/30/2009	9/30/2010
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$230.6	$271.3	$587.9	$809.2
Bond and money market	58.8	72.9	162.0	203.2

Total	289.4	344.2	749.9	1,012.4
Other portfolios	127.9	158.3	334.5	453.9

Total	$417.3	$502.5	$1,084.4	$1,466.3

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$150.8	$178.5	$130.3	$178.9
Bond and money market	53.5	67.4	50.2	64.7

Total	204.3	245.9	180.5	243.6
Other portfolios	136.9	170.2	122.1	165.3

Total	$341.2	$416.1	$302.6	$408.9

	12/31/2009	9/30/2010
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$172.7	$189.4
Bond and money market	60.0	69.3

Total	232.7	258.7
Other portfolios	158.6	181.0

Total	$391.3	$439.7

Stock and blended asset portfolios	$290.4	$320.9
Fixed income portfolios	100.9	118.8

Total	$391.3	$439.7

	Nine months ended
	9/30/2009	9/30/2010
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities, including $66.3 of stock-based compensation in 2010	$466.6	$711.5
Cash used in investing activities, including ($101.4) for additions to property and equipment and ($143.6) for investment in UTI Asset Management Company Limited in 2010	(142.1)	(265.1)
Cash used in financing activities, including common stock repurchases of ($240.0) and dividends paid of ($208.9) in 2010	(204.3)	(379.3)

Net change in cash during the period	$120.2	$67.1

	12/31/2009	9/30/2010
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$743.3	$810.4
Investments in sponsored mutual funds	677.5	722.1
Other investments	45.7	195.5
Property and equipment	512.8	557.4
Goodwill	665.7	665.7
Accounts receivable and other assets	565.3	612.2

Total assets	3,210.3	3,563.3
Total liabilities	328.1	498.9

Stockholders’ equity, 256.4 common shares outstanding in 2010, including net unrealized holding gains of $117.9 in 2010	$2,882.2	$3,064.4